Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66771

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Osaic Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 E Thomas Rd, Suite 2000
(No. and Street)

Phoenix	AZ	85012
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Schmidt	(602) 262-3301	david.schmidt@osaic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

100 S Mill Ave #1800	Tempe	AZ	85281
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Schmidt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Osaic Services, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ESPERANZA PINDER
Notary Public - State of Arizona
MARICOPA COUNTY
Commission # 623187
Expires January 29, 2026

Signature:

Title: Treasurer & Financial Operations Principal

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES

Osaic Services, Inc. (formerly known as SagePoint Financial, Inc.)
(SEC File Number 8-66771)
(An indirect wholly-owned subsidiary of Osaic Holdings, Inc.)
December 31, 2023
With Report Of Independent Registered Public Accounting Firm

Osaic Services, Inc.

(An indirect wholly-owned subsidiary of Osaic Holdings, Inc.)
Table of Contents
December 31, 2023

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

GLOSSARY

Certain terms and abbreviations used throughout this report are defined below.

Term or abbreviation	Definition
Artemis	AG Artemis Holdings, L.P., an indirect holding company of OSHI
Artemis Merger	The acquisition of OSHI and its subsidiaries by Artemis on August 1, 2019
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
FASB	Financial Accounting Standards Board
FINRA	Financial Industry Regulatory Authority
GAAP	Generally Accepted Accounting Principles
Net Capital Rule	SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital
OFSI	Osaic Financial Services, Inc. (formerly known as Ladenburg Thalmann Financial Services Inc.)
OSA	Osaic, Inc. (formerly known as Advisor Group, Inc.)
OSHI	Osaic Holdings, Inc. (formerly known as Advisor Group Holdings, Inc.)
OWI	Osaic Wealth, Inc. (formerly known as Royal Alliance Associates, Inc.)
OWI Transfer	The transfer of the Company's broker-dealer and RIA business to OWI on September 1, 2023
PAB	Proprietary account of a broker-dealer
RIA	Registered investment adviser
SEC	Securities and Exchange Commission
U.S.	United States of America

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

ii



Deloitte & Touche LLP
100 South Mill Avenue
Suite 1800
Tempe, AZ 85281-2804
USA

Tel: +1 602 234 5100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Managers of Osaic Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Osaic Services, Inc. (formerly SagePoint Financial, Inc.) (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the statement of financial condition, the Company has elected to apply pushdown accounting in accordance with ASC 805, *Business Combinations*, associated with the AG Artemis L.P. acquisition which occurred in 2019. The pushdown accounting is reflected in the Company's financial statement as of the earliest period presented, which is as of January 1, 2023.

Emphasis of Matter

As discussed in Note 3 to the statement of financial condition, effective September 1, 2023, the Company entered into a common control transaction with Osaic Wealth, Inc. ("OWI"). The transfer to OWI were accounted for as transactions between entities under common control in accordance with ASC 805, *Business Combinations*.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the

financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 22, 2024

We have served as the Company's auditor since 2017.


Osaic Services, Inc.
(An indirect wholly-owned subsidiary of Osaic Holdings, Inc.)
Statement of Financial Condition
(In Thousands, Except Par Value and Share Amounts)
December 31, 2023


ASSETS		
Cash and cash equivalents	$	9,930
Restricted cash		100
Receivables from broker-dealers and clearing firms		156
Accounts receivable		5
Deferred tax assets		4
Total assets	$	10,195

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payables to affiliate	$	48
Income tax payable		7
Total liabilities		55

Commitments and contingencies (Note 8)

STOCKHOLDER'S EQUITY:		
Common stock, $250 par value; 1,000 shares authorized; 1,000 shares issued and outstanding		250
Additional paid-in capital		9,850
Retained earnings		40
Total stockholder's equity		10,140
Total liabilities and stockholder's equity	$	10,195


See accompanying notes.


Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

3

Osaic Services, Inc.
(An indirect wholly-owned subsidiary of Osaic Holdings, Inc.)
Notes to Financial Statement
December 31, 2023

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE COMPANY

Osaic Services, Inc. (the "Company") is a wholly-owned subsidiary of OSA, which is a wholly-owned subsidiary of OSHI. OSHI is an indirect wholly-owned subsidiary of OFSI. On November 8, 2023, the Company's name was rebranded to Osaic Services, Inc. The Company will not distinguish between the rebranded and former firm name (SagePoint Financial, Inc.) and will refer to the rebranded firm name throughout the financial statement and notes thereto for the year ended December 31, 2023, unless expressly indicated otherwise.

On April 26, 2023, OFSI announced its intent to transition its multi-branded network of wealth management firms to a new, single wealth management brand. During the third quarter of 2023, the Company entered into an agreement with OWI, a wholly-owned subsidiary of OSA, to transfer its broker-dealer and RIA business to OWI on September 1, 2023 (the "OWI Transfer"). For further information, see "Note 3 – Common Control Transaction."

The Company is a broker-dealer registered with FINRA and the SEC pursuant to the Securities Exchange Act of 1934. Prior to the occurrence of the OWI Transfer, the Company was also an investment adviser registered under the Investment Advisers Act of 1940 and provided brokerage and investment advisory services as well as annuity and insurance products of certain insurance carriers through its independent financial professionals. The Company provided access to diversified financial products and services, enabling its financial professionals to offer personalized financial advice and brokerage services to retail investors (their "customers"). The Company executed its customers' transactions on a fully disclosed basis through unaffiliated clearing broker-dealers which carry the accounts and securities of the Company's customers. Subsequent to the OWI Transfer, the Company remains a licensed broker-dealer.

Management of the Company has performed an evaluation of subsequent events through February 22, 2024, which is the date the financial statement was available to be issued.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Basis of Presentation

The financial statement was prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent liabilities at the date of the financial statement. Actual results could differ from those estimates and assumptions.

Change in Accounting Principle

OSHI, along with its subsidiaries, which includes the Company, was acquired by Artemis in 2019 (the "Artemis Merger"). Management did not elect to apply pushdown accounting to each of OSHI's subsidiaries at the time of this acquisition. As of August 31, 2023, management elected to apply pushdown accounting in accordance with ASC 805, *Business Combinations*. The Company recognized the net assets received at their historical carrying amounts, as reflected in OSHI's financial statements. Pushdown accounting is preferable as it transferred the Company's goodwill, intangible assets and related deferred taxes, previously held by OSHI, to the Company, thus reflecting all of the Company's assets within its Statement of Financial Condition. This election resulted in a change in accounting principle under ASC 250, *Accounting Changes and Error Corrections*. In accordance with ASC 250, the pushdown accounting is reflected in the Company's financial statement as of the earliest period presented, which is as of January 1, 2023.

The following table presents the total impact of the Company's election to apply pushdown accounting related to the 2019 Artemis Merger as of January 1, 2023 (in thousands):

As of January 1, 2023:		
Goodwill	$	228,956
Intangible assets, net		102,950
Deferred income taxes, net		(28,723)
Total	$	303,183

For additional details, see "Note 4 – Goodwill and Intangible Assets, Net."

Reportable Segment

The Company operates exclusively in the U.S. as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision maker.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The Company's cash equivalents include U.S. treasury bills that have a maturity of less than 90 days as of the date of purchase, which are measured at fair value.

ASC 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. However, the determination of what constitutes observable requires judgment. Management considers observable data to be market data, which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy based on the nature of inputs used to determine the fair value at the measurement date. In accordance with ASC 820, the Company discloses the fair value of its investments in a hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Inputs, other than quoted prices, that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3: Inputs that are unobservable.

As of December 31, 2023, the Company had U.S treasury bills of $9.5 million included within "Cash and cash equivalents" on the Statement of Financial Condition. The fair value of the U.S. treasury bills was based on quoted prices obtained from independent vendor services calculated on a settlement date basis as of the close of the period, which are considered Level 1 inputs. The Company had no other material financial instruments recorded at fair value as of December 31, 2023.

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

5

Restricted Cash

Restricted cash consists of cash held by unaffiliated clearing broker-dealers as a deposit for maintaining minimum required cash balances that the Company has no intention of accessing as of the date of this report.

Receivables from Broker-Dealers and Clearing Firms

The clearing operations for the Company's customers' securities transactions are provided by unaffiliated clearing broker-dealers. Receivables from broker-dealers and clearing firms primarily consist of cash balances held at these clearing firms which are due to the Company.

Goodwill

Goodwill represents the excess of consideration transferred over the fair value of the net assets acquired in a business combination. Goodwill is not amortized but rather tested annually for impairment in the fourth fiscal quarter or more frequently as events occur which may indicate that the carrying amount may not be recoverable.

When testing goodwill for impairment, the Company may first assess qualitative factors to determine if it is more likely than not (i.e., a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If, based on the qualitative analysis, the Company determines that it is more likely than not that a reporting unit's fair value is greater than its carrying amount, including goodwill, no further analysis is performed. If the Company determines that it is more likely than not that a reporting unit's fair value is less than its carrying amount based on the qualitative analysis, the Company performs a quantitative analysis. In the first step of the quantitative analysis, the Company compares the fair value of a reporting unit to its carrying amount, including goodwill, to determine a potential impairment. If the fair value is less than the carrying amount, the Company performs the second step of the quantitative analysis which consists of comparing the implied fair value of the reporting unit's goodwill with the carrying amount of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, the Company recognizes an impairment loss equal to the difference between the implied fair value and the carrying amount. No impairment of goodwill was recognized for the Company during the year ended December 31, 2023.

As a result of the OWI Transfer, there was no goodwill balance as of December 31, 2023. For additional information, see "Note 4 – Goodwill and Intangible Assets, Net."

Intangible Assets, Net

Intangible assets consist of acquired intangible assets that are deemed to have finite lives and are amortized on a straight-line basis over their estimated useful lives, ranging up to 10 years. The Company monitors the operating and cash flow results related to its intangible assets to identify whether events or changes in circumstances indicate the remaining useful lives of those assets should be adjusted or if the carrying amount may not be recoverable. When indicators of impairment are present, recoverability is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated by the respective intangible asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the intangible asset exceeds the estimated fair value. No impairment of intangible assets was recognized for the Company during the year ended December 31, 2023.

During the second quarter of 2023, the Company reviewed and reduced the estimated useful life of its trade name intangible asset as part of the Company's rebranding. Under ASC 250, *Accounting Changes and Error Corrections*, a change in useful life is treated as a change in accounting estimate and is applied prospectively. As a result, the Company began accelerating the amortization of its trade name based on the new estimated useful life beginning in the second quarter of 2023. For additional information, see "Note 4 – Goodwill and Intangible Assets, Net."

As a result of the OWI Transfer, there was no intangible assets balance as of December 31, 2023. For additional information, see "Note 4 – Goodwill and Intangible Assets, Net."

Income Taxes

In preparing the financial statement, the Company estimates income tax expense based on various jurisdictions where it conducts business. This requires the Company to estimate current tax obligations and to assess temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. These temporary differences result in deferred tax assets and liabilities. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more likely than not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense. Management makes significant judgments in determining the income tax expense, deferred tax assets and liabilities and any valuation allowances recorded against the deferred tax assets. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial and regulatory guidance. These changes could have a material effect on the Company's Statement of Financial Condition in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statement only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of OFSI. In addition, in those states that have a unitary structure, OFSI also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from OFSI. The amount of current taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company uses the asset and liability method to account for federal and state taxes in accordance with authoritative guidance under U.S. GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary differences are expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate return basis.

Contingent Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a loss is determined to be probable, the estimated range of possible loss is based upon currently available information and is subject to significant judgment, a variety of assumptions and uncertainties. When a loss is probable and a range of possible loss can be estimated, the Company accrues the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues the minimum amount in the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in "Accounts payable and accrued expenses" in the Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of the Company's employees or financial professionals; previous results in similar cases; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The costs of defense related to legal and regulatory matters are expensed in the period they are incurred. For additional information, see "Note 8 – Commitments and Contingencies."

Recently Adopted Accounting Pronouncements

ASU 2023-07 — In November 2023, the FASB issued ASU 2023-07, *Segment Reporting – Improvements to Reportable Segment Disclosures*. This ASU requires public entities which have a single reportable segment to disclose all existing segment disclosures along with the expanded segment disclosures within this ASU. This ASU expands disclosures to reportable segments by requiring (i) disclosure of significant segment expenses which are regularly provided to the chief operating decision maker ("CODM") and included within the reported measure(s) of each segment's profit or loss, (ii) the amount and description of the composition of other segment items (defined as the difference between segment revenue less the segment expenses disclosed under the significant expense principle and included in the measure of segment profit or loss), (iii) all annual disclosures of each reportable segment's profit or loss be disclosed in each interim period, and (iv) disclosure of the title and position of the CODM, along with an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The amendments in this ASU should be applied retrospectively and are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this ASU will result in new segment disclosures for the Company.

Recently Issued Accounting Pronouncements Not Yet Adopted

ASU 2023-06 — In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements – Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. This ASU impacts the disclosure and presentation requirements of various topics within the ASC, including, but not limited to, the statement of cash flows, accounting changes and error corrections, interim reporting, commitments, debt and equity. The amendments in this ASU are effective on the same date each amendment's removal from SEC Regulation S-X or SEC Regulation S-K is effective. If by June 30, 2027, the SEC has not removed the applicable disclosure and presentation requirements from SEC Regulation S-X or SEC Regulation S-K, the pending content in this ASU related to each respective amendment will be removed from the ASC and will not be effective. The amendments in this ASU should be applied prospectively and early adoption is prohibited. The Company does not expect the adoption of this ASU to have a material impact on its financial statement.

ASU 2023-09 — In December 2023, the FASB issued ASU 2023-09, *Income Taxes – Improvements to Income Tax Disclosures*. This ASU requires (i) annual disclosures of specific categories in the rate reconciliation, (ii) additional disclosures for items in the rate reconciliation which meet or exceed specified thresholds and (iii) disaggregation of income taxes paid by jurisdiction. The amendments in this ASU should be applied prospectively and are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its financial statement.

NOTE 3 – COMMON CONTROL TRANSACTION

On September 1, 2023, the Company transferred and contributed all of its assets and liabilities to OWI, with the exception of $10.0 million in cash and $0.1 million in restricted cash. This was, in effect, a transfer of the Company's broker-dealer and RIA business. During the third quarter of 2023, the Company withdrew its RIA registration under the Investment Advisers Act of 1940 and will only continue as a licensed broker-dealer.

The OWI Transfer was accounted for as a transaction between entities under common control in accordance with ASC 805, *Business Combinations*. As a result, the assets and liabilities included in the OWI Transfer were transferred as of September 1, 2023 to OWI at their carrying values. The Company did not realize a gain or loss on the transfer of its broker-dealer and RIA business to OWI.

The following table presents the assets and liabilities transferred on September 1, 2023 to OWI as a result of the common control transaction (in thousands):

As of September 1, 2023:		
Assets	$	387,671
Liabilities		59,238
Net assets	$	328,433

NOTE 4 – GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

The following table summarizes changes in the carrying value of goodwill (in thousands):

BALANCE — December 31, 2022	$	3,010
Change in accounting principle - Pushdown accounting related to 2019 Artemis Merger[1]		228,956
ADJUSTED BALANCE — January 1, 2023		231,966
Common control transaction[2]		(231,966)
BALANCE — December 31, 2023	$	—

(1) For more information, see "Note 2 – Significant Accounting Policies and Basis of Presentation."

(2) For more information, see "Note 3 – Common Control Transaction."

Intangible Assets, Net

As a result of pushdown accounting related to the Artemis Merger, the Company recorded approximately $98.1 million of financial professional relationships and $4.9 million of a trade name asset at OSHI's net carrying values as of January 1, 2023. As a result of the OWI Transfer, the Company transferred its remaining intangible assets as of September 1, 2023, which consisted of $88.2 million of financial professionals relationships, at their net carrying values to OWI.

During the second quarter of 2023, management reviewed and reduced the estimated useful life of the Company's trade name as part of the Company's rebranding. The change in useful life was recorded as a prospective adjustment. This trade name was fully amortized during the year ended December 31, 2023. For additional information on the Company's rebranding, see "Note 1 – Organization and Description of the Company."

NOTE 5 – INCOME TAXES

The following table presents the components of deferred tax assets as of December 31, 2023 (in thousands):

Deferred tax assets:		
State taxes	$	4

The Company accrues interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2023, the Company had no liability recorded for unrecognized tax benefits.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, which are subject to routine examinations by the respective taxing authorities. In the federal jurisdiction, the tax years of 2020 to 2023 remain

open to examination, and in the state jurisdictions, the tax years of 2019 to 2023 remain open to examination as of December 31, 2023. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

NOTE 6 – RELATED PARTY TRANSACTIONS

OSA allocates certain revenues and expenses to the Company which results in receivables from and payables to OSA. "Receivables from affiliates" and "Payables to affiliate," as shown on the Statement of Financial Condition, are generally settled in cash on a monthly basis.

Loans to Financial Professionals

Loans to financial professionals represent amounts provided primarily as recruiting and retention incentives. All new loans to financial professionals are funded by and recorded at OSA, who is the loan counterparty. The loans are either repaid by the financial professionals based on a fixed repayment schedule using an incentive bonus provided by OSA or, in the case of forgivable loans, are amortized on a straight-line basis over the stated life of the loan. The expense related to incentive bonuses provided for loan repayments and forgivable loan amortization is charged to the Company by OSA. If a financial professional terminates their affiliation with the Company prior to the loan maturity date, the remaining balance becomes payable immediately, and payments are made to OSA. Credit losses from uncollectible balances or subsequent recoveries are charged to the Company by OSA. As of December 31, 2023, there were no unamortized loans to financial professionals of the Company recorded on OSA as a result of the OWI Transfer. For the year ended December 31, 2023, new loans to the Company's financial professionals of $8.6 million were recorded by OSA.

As a result of the OWI Transfer, expenses related to incentive bonuses provided for loan repayments and forgivable loan amortization and credit losses from uncollectible balances or subsequent recoveries are no longer being charged to the Company effective September 1, 2023.

Dividends

The payment, timing and amount of dividends are subject to approval by the Board of Directors. During the year ended December 31, 2023, the Company paid $39.5 million in dividends to OSA.

NOTE 7 – NET CAPITAL REQUIREMENTS AND EXEMPTIONS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to periodic examinations and supervision by various governmental and self-regulatory organizations. Certain withdrawals, including the payment of dividends, require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than the minimum requirements.

The Company is subject to the SEC's Net Capital Rule, which requires the maintenance of minimum net capital. The Company elected to compute net capital under the alternative method as permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items. Net capital can fluctuate on a daily basis.

The net capital and net capital requirements for the Company as of December 31, 2023 are summarized in the following table (in thousands):

Net Capital	Required Minimum Net Capital	Excess Net Capital
$ 10,031	$ 250	$ 9,781

The Company is exempt from the computation for the determination of customer and PAB account reserve requirements and possession or control requirements under SEC Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Legal and Regulatory Matters

The Company is subject to claims and lawsuits arising in the normal course of business. The Company maintains errors and omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the insurance deductible, will be paid directly by the Company. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or other inquiries. These matters could result in censures, fines, penalties or other sanctions.

As of December 31, 2023, there was no accrual for legal and regulatory matters. Refer to "Note 2 – Significant Accounting Policies and Basis of Presentation" for a discussion of the criteria for recognizing liabilities for contingencies. The Company may incur losses in addition to amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable. There was no range of reasonably possible losses in excess of amounts accrued as of December 31, 2023, based upon currently available information. As a result of the OWI Transfer, any recorded and unrecorded liabilities related to the Company's broker-dealer and RIA business that existed as of September 1, 2023 were transferred to OWI and are no longer the responsibility of the Company.

Indemnifications

In the normal course of business, the Company provides indemnifications and guarantees to certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. As a result of the OWI Transfer, any potential payments required under these indemnifications related to the Company's broker-dealer and RIA business are the responsibility of OWI. The Company has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed, or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. As a result of the OWI Transfer, any potential payments required under these indemnifications related to the Company's broker-dealer and RIA business are the responsibility of OWI. The Company has not recorded any contingent liability in the financial statement for these indemnifications.

Clearing Broker-Dealers

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses unaffiliated clearing broker-dealers to execute certain customer

transactions. Such transactions may expose the Company and the clearing broker-dealers to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. As a result of the OWI Transfer, there are no customer balances or pending customer transactions as of December 31, 2023.

Concentrations of Credit Risk

The Company has receivables from unaffiliated clearing broker-dealers, which represent a concentration of credit risk should these clearing broker-dealers be unable to fulfill their obligations.

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

12